SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

REPLIGEN CORP

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

759916 10 9

(CUSIP Number)

Barry L. Fischer
Thompson Coburn LLP
55 East Monroe Street
Suite 3700
Chicago, IL 60603
(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  590418109
1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 2,815,631
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,815,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,815,631
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

________________________________

    (1)           Based upon 30,714,757 shares of the Issuer’s common stock issued and outstanding as of October 31, 2011, as reported on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2011.

         Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the "Reporting Person") hereby amends his statement on Schedule 13D dated January 30, 2007, as amended by Amendment No. 1 to Schedule 13D dated July 13, 2007; Amendment No. 2 to Schedule 13D dated October 20, 2008; Amendment No. 3 to Schedule 13D dated June 20, 2011; Amendment No. 4 to Schedule 13D dated July 13, 2011; and Amendment No. 5 to Schedule 13D dated August 15, 2011  (collectively, the “Schedule 13D”).  This Statement constitutes Amendment No. 6 to the Schedule 13D.  Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 4.    Purpose of Transaction is hereby amended by adding thereto the following:

On January 25, 2012, the Reporting Person sent an letter to Karen Dawes, Co-Chairperson of the Board of the Issuer, and Walter Herlihy, Chief Executive Officer of the Issuer.  The contents of the e-mail are attached as Annex A to this Amendment No. 6 to Schedule 13D.

Item 5.    Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:

(a)
The aggregate number of shares of the Stock owned beneficially by the Reporting Person is 2,815,631 (the "Shares") constituting approximately 9.2% of the outstanding shares of the Stock.   The percentages in this Item  5(a) are based upon 30,714,757 shares of the Issuer’s common stock issued and outstanding as of October 31, 2011, as reported on the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2011.

(b)	The Reporting Person has the sole power (and no shared power) to vote or dispose of or direct the disposition of Shares owned by such Reporting Person.

(c)	During the sixty (60) days prior to the filing of this Amendment to this Schedule 13D, the Reporting Person purchased shares of Stock (through open market transactions) as follows:

DATE	QUANTITY	PRICE PER SHARE
11/30/11	1,100	$3.3695
12/12/11	600	$3.2391
12/13/11	100	$3.2850
12/14/11	100	$3.2550
12/15/11	1,000	$3.3355
12/16/11	2,000	$3.2527
12/29/11	5,500	$3.5724
12/29/11	1,200	$3.4895
12/30/11	1,000	$3.4655
1/3/12	200	$3.3695
1/9/12	1,000	$3.4895

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 25, 2012

/s/ Barry Fischer Barry L. Fischer, attorney-in-fact for Ronald L. Chez

Annex A
Ronald Chez
1524 N. Astor St.
Chicago, IL 60610
Repligen Corporation
Attn: Karen Dawes
41 Seyon Street
Building #1, Suite 100
Waltham, MA 02453

1/24/12

Karen - As you know, I have discussed with you and Walter a significant checklist of issues that deal with Repligen strategic and operating issues.

These issues, if handled correctly, have the potential to positively impact shareholder value, which is certainly long overdue. I have reviewed my concerns with significant Repligen shareholders over the past several months, and these owners of Repligen have provided ideas and constructive debate in an effort to help achieve a more positive return on our investment.

There is one point that these shareholder’s and I can readily agree on: we are all very dissatisfied with the performance of our stock. Rather than enumerating my concerns in this letter, and rather that just talking with you and Walter (thank you for the time), I would like to request a meeting with the entire Board at the earliest possible time. I have important concerns that need to be dealt with now. I believe it is imperative to better align the interests of the Board and senior management with the owners of the company. As you are aware, I have ideas as to how this can be accomplished.

In previous months, I have asked you to consider retaining an investment banker to provide objective, dispassionate commentary dealing with strategic alternatives that the entire Board should evaluate. I have provided you with the names of bankers who have experience and knowledge relevant to Repligen, and nothing has happened to the best of my knowledge.

In addition to large shareholders, I have been reviewing alternatives with investment bankers. I would like to have one of these bankers join me to meet with the Board to consider a full range of actions on behalf of long term, unrewarded investors.

Our stock has recently traded at about $3.50, the approximate price of five years ago, and 10 years as well. Our company needs, now, to improve on this obviously lackluster performance. “When all is said and done” too much has been said without positive results, and much too little has been done.

Karen, if you would provide me with a time(s) when a meeting with the Board can be held; and please assure me that each member of the Board will receive my letter.

Ronald Chez